UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

Information Statement Pursuant to Rules 13D-1 and 13D-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)1

WESTERN GOLDFIELDS, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

95828P104

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 95828P104	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 5,345,853*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 5,345,853*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,345,853*

* The reporting person held (i) 2,595,853 shares of common stock (“Common Shares”) and (ii) warrants exercisable to acquire 1,250,000 (“Common Share Warrants”) prior to the issuer being subject to the reporting obligations under Section 13 and/or Section 15(b) of the Securities Exchange Act of 1934, as amended. On December 31, 2004, the reporting person acquired (i) 1,000,000 shares of Series A Preferred Stock (“Series A Shares”) and (ii) Warrants exercisable to acquire 500,000 shares of Series A Preferred Stock (“Series A Warrants”). Each Series A Share is convertible into one Common Share, subject to certain anti-dilution adjustments. Under the terms of the Series A Shares, in no event shall the Series A Shares be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding Common Shares.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
12.89%**

** Based on 38,712,309 Common Shares issued and outstanding on November 10, 2004 as reported in the issuer’s quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and assuming that that the reporting person exercises the Common Share Warrants and Series A Warrants and converts the Series A Shares into Common Shares. Under the terms of the Series A Shares, in no event shall the Series A Shares be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 9.99% of the issued and outstanding common shares.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 95828P104	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Western Goldfields, Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
961 Matley Lane, Suite 120, Reno, Nevada 89502
Item 2 (a)	Name of Person Filing: RAB Special Situations LP
Item 2 (b)	Address of Principal Business Office or, if none, Residence: RAB Special Situations LP c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship: Delaware Limited Partnership
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
95828P104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.

CUSIP No. 95828P104	13G	Page 4 of 5 Pages

	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned: See Item 9 on the cover page

(b)	Percent of Class: See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Item 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

CUSIP No. 95828P104	13G	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2005 (Date) RAB Special Situations LP By: /s/ William Philip Richards William Philip Richards, Director